March 29, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Anne McConnell
Martin James
Re:    The Hain Celestial Group, Inc.
Form 10-K for the Year Ended June 30, 2023
Filed August 24, 2023
File No. 000-22818
Dear Ms. McConnell and Mr. James:
The Hain Celestial Group, Inc. (hereinafter referred to as the “Company” or “we”) submits this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated March 15, 2024, regarding the above referenced filing and have provided the below responses. For ease of reference, we have repeated the text of each of the Staff’s comments prior to our responses. Further, amounts included within are in thousands, unless otherwise noted.

Form 10-K for the Fiscal Year Ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non US GAAP Financial Measures to US GAAP Financial Measures, page 34
Staff Comment
1.We note your non-GAAP adjustments related to "Litigation and related costs" and "Productivity and transformation costs". We also note similar adjustments in subsequent Form 10-Qs and an additional non-GAAP adjustment related to "inventory write-downs related to exited categories". Please describe to us, in greater detail, the specific nature of these adjustments and explain how you determined they are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears to us they may represent normal operating expenses related to your business. For the annual and subsequent interim periods presented, specifically address the following items.

•For litigation and related costs, quantify amounts related to the securities class action and the baby food litigation. For legal costs related to your products, explain why the costs are not normal operating expenses.
•For productivity and transformation costs, quantify and clarify the specific nature of the costs and activities. In this regard, we note disclosures that the transformation program is intended to improve profitability, build brands, and delivery future growth. Explain why the costs are not normal operating expenses.
•Based on the nature of your business, including the acquisition and disposition of brands, explain how you determined inventory write-downs are not normal operating expenses.

Please be advised this comment is also applicable to the same adjustments included in the multiple additional non-GAAP financial measures you present in Earnings Releases filed under Form 8-K.

Hain Celestial Response
The Company respectfully acknowledges the Staff’s comment. As background, we use non-GAAP financial measures on an internal basis, period-over-period, to evaluate our operating performance, analyze trends within our business, assess our performance relative to our competitors and establish operational goals and forecasts that are used in allocating resources. Furthermore, the Company has adopted a formal non-GAAP policy (the “Non-GAAP Policy”), which it reviews periodically with the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors, to define, calculate and report non-GAAP financial measures. We consider the non-GAAP measures developed in conformance with our Non-GAAP Policy to be useful to external stakeholders as these measures align with how the Company monitors its performance and facilitate a better understanding of the Company’s core operating performance.

In accordance with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations (“Question 100.01”) and our Non-GAAP Policy, when constructing non-GAAP financial measures, any adjustments should be material, non-recurring, infrequent, and/or unusual in relation to results generated from our normal operating practices. The Company consistently follows and applies its Non-GAAP Policy, which dictates the charges and credits that should be excluded from the Company’s non-GAAP financial measures based on the nature of the item and, in most cases, the quantitative amount of the item. Pursuant to our Non-GAAP Policy, management first applies a quantitative threshold followed by a qualitative assessment to certain items, including litigation-related charges and credits, to determine whether it is appropriate to exclude such items from our non-GAAP financial measures. Once a matter has met the required criteria, all related charges and credits are excluded from the non-GAAP financial measures. These determinations are reviewed and discussed with the Audit Committee.

The Company believes the charges referenced in this comment are incremental charges or gains, in relation to normal operations, which are directly attributable to an associated non-recurring, infrequent and/or unusual activity that occurred during the relevant period. Normal and recurring items are not adjusted from results. Each of the adjustments referenced in the Staff’s comments are discussed in further detail below.

Litigation and Related Costs

The following table details the adjustments for litigation and related costs reflected in the Company’s non-GAAP financial measures for the periods presented, which were associated with the Company’s baby food litigation (the “Baby Food Litigation”), its securities class action (the “Securities Class Action”) and the recently disclosed SEC investigation (the “SEC Investigation”):

	Six Months Ended December 31, 2023	Fiscal Year Ended June 30, 2023	Fiscal Year Ended June 30, 2022
Baby Food Litigation	$3,196	$(2,588)	$7,262
Securities Class Action	294	1,219	425
SEC Investigation	125	—	—
	$3,615	$(1,369)	$7,687

The Company respectfully advises the Staff that the Company does not exclude legal costs associated with its products that it determines to be normal, recurring expenses necessary to operate its business when calculating its non-GAAP financial measures. For example, the Company considers legal expenses occurring during the ordinary course of business to include recurring fees relating to trademarks, product compliance, regulatory compliance, data privacy, real estate leases, and employment advisory work. The Company also incurs legal expenses in connection with litigation during the ordinary course of business, including but not limited to commercial litigation and disputes, and labor and employment litigation and disputes, which are considered routine. While the Company is involved in routine legal matters, certain significant matters have arisen that are well outside the Company’s normal operating activities. In determining whether expenses directly related to the Company’s litigation do not constitute normal, recurring, expenses necessary to operate the business, the Company considers a number of factors, including the frequency of similar litigation and the scope and complexity of the case or related cases.

For the annual and subsequent periods referenced in the Staff’s comment, the expenses excluded when calculating non-GAAP financial measures have primarily been related to the Securities Class Action and the Baby Food Litigation. In addition, starting with the second quarter of its fiscal 2024, the Company included as part of its non-GAAP adjustment expenditures associated with the SEC Investigation as described in Note 17, Commitments and Contingencies in the Notes to the Consolidated Financial Statements included in Part I, Item 1 of our Quarterly Report on Form 10-Q for the period ended December 31, 2023. The Company plans to continue to adjust for expenditures related to the SEC Investigation in the future and will reference the SEC Investigation with specificity in the footnote describing adjustments for litigation and related costs in its future disclosures, since we expect to spend a material amount related to legal support costs as well as other third-party advisory costs in connection with the SEC Investigation. Although we expect that costs associated with the SEC Investigation will span over an extended period and impact multiple fiscal periods, the Company does not consider these anticipated expenses as recurring since they are related to a discrete and clearly defined matter. Each of these three matters has been assessed on a case-by-case basis, has met the requirements of the Non-GAAP Policy and has been reviewed by the Audit Committee.

The adjustment for the Securities Class Action relates to three securities class action complaints that were filed in the U.S. District Court for the Eastern District of New York (“EDNY”) in 2016, later consolidated under the caption, In re The Hain Celestial Group, Inc. Securities Litigation. The Securities Class Action names as defendants the Company and certain of its former officers and asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The allegations in the Securities Class Action do not relate to the Company’s products nor its normal operations, but rather are non-recurring, infrequent, and/or unusual activity. The Company has actively litigated the Securities Class Action for nearly eight years, obtaining dismissal of the lawsuit three times and currently opposing Plaintiffs’ appeal of the most recent dismissal. In 2017, an additional stockholder class action and derivative lawsuit was filed against the Company’s former Board of Directors and certain former officers, alleging violation of securities law, breach of fiduciary duty, waste of corporate assets and unjust enrichment based on the same facts underlying the Securities Class Action. This lawsuit has been stayed for nearly seven years pending final resolution of Defendants’ motions to dismiss in the Securities Class Action, including appeals of decisions adverse to Plaintiffs.

The only legal costs that involve our products for which we have taken non-GAAP adjustments relate to the Baby Food Litigation. There, the products at issue are primarily the Company’s Earth’s Best® baby food products. Since February 2021, the Company has been named in more than 30 consumer class actions, personal injury suits and civil government enforcement actions, the majority of which allege that the Company’s Earth’s Best® baby food products contain unsafe and undisclosed levels of various naturally occurring heavy metals, namely lead, arsenic, cadmium and mercury. These lawsuits were brought in the wake of a highly publicized report issued by the U.S. House of Representatives Subcommittee on Economic and Consumer Policy on Oversight and Reform, dated February 4, 2021, addressing the presence of heavy metals in baby foods made by certain manufacturers, including the Company.

The numerous consumer class action lawsuits filed against the Company have been transferred and consolidated as a single lawsuit in the EDNY captioned In re Hain Celestial Heavy Metals Baby Food Litigation, Case No. 2:21-cv-678 (the “Consolidated Proceeding”), which generally alleges that the Company violated various state consumer protection laws and asserts other state and common law warranty and unjust enrichment claims. One additional consumer class action is pending in New York Supreme Court, Nassau County, which the court has stayed in deference to the Consolidated Proceeding. The Company has been named in one civil government enforcement action, State of New Mexico ex rel. Balderas v. Nurture, Inc., et al., which was filed by the New Mexico Attorney General against the Company and several other manufacturers based on the alleged presence of heavy metals in their baby food products.

In addition to the consumer class actions related to our baby food products described above, the Company has been named in 30 lawsuits in state and federal courts, of which 24 remain pending, alleging some form of personal injury, including neurodevelopmental disorders such as autism and Attention Deficit Hyperactivity Disorder, from the ingestion of the Company’s baby food products, purportedly due to unsafe and undisclosed levels of various naturally occurring heavy metals. Plaintiffs have filed petitions before the Judicial Panel on Multidistrict Litigation to form a multi-district litigation in federal court, and a petition to the Chair of the Judicial Council in California seeking formation of Judicial Council Coordination Proceedings, seeking to consolidate personal injury cases filed in federal courts, and California State Courts, respectively, claiming to do so due to the number of cases filed and the complexity involved. During the periods referenced in the Staff’s comment, the Company was also involved in an additional consumer class action that has been since dismissed.

Due to the breadth and volume of cases impacting the Company and other manufacturers in the industry, the nature of the allegations, in addition to the intermittent timing of recognition of insurance proceeds from the Company’s insurance providers which causes significant variability with respect to the Company’s results, the Company believes that adjusting for expenses and recoveries related to the Baby Food Litigation provides valuable information to investors. In particular, periodic recoveries from the Company’s insurers can be quantitatively significant and yet can vary widely from period to period, as evidenced by the $7.2 million expense associated with the Baby Food Litigation recognized in fiscal 2022 compared to the net $2.6 million benefit recognized in fiscal 2023, which included the recognition of related insurance recoveries reimbursing for certain expenses incurred in prior years. Furthermore, the Company believes that, consistent with its Non-GAAP Policy, adjusting for expenses related to the Securities Class Action and SEC Investigation is appropriate given the unusual and unanticipated nature of the related expenditures. With respect to all three matters for which the Company adjusts for litigation and related expenses, the Company believes that making certain discrete adjustments for these unusual items is beneficial for users of the Company’s financial statements because these expenses/recoveries are not indicative of the Company’s ongoing operational performance. By adjusting for these expenses, the Company’s period-to-period results from business operations become more comparable, helping to form a better understanding of the Company’s underlying financial results and performance. Further, although these litigation and related expenses have been incurred over an extended period and impact multiple fiscal periods, the Company does not consider these expenses as recurring since they are related to a limited set of discrete and clearly defined matters. Moreover, in determining to adjust for these matters, the Company considered that similarly sized and complex matters are uncommon for the Company.

For the reasons noted above, the Company believes that these litigation-related adjustments do not cause its non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01.

Productivity and Transformation Costs

In accordance with Question 100.01, we believe that the expenses related to the Company’s productivity and transformation costs are not normal, recurring, cash operating expenses necessary to operate our business. Substantially all of these expenses related to executing initiatives that were either initiated in connection with the Company’s multi-year growth and transformation program (the “Hain Reimagined Program”) or similar discrete and well-defined restructuring actions executed in prior years by the Company in accordance with Accounting Standards Codification (“ASC”) No. 420-10, Exit or Disposal Cost Obligations, or transformation-related expenses. The primary objectives of the Hain Reimagined Program and similar prior restructuring actions are to optimize our portfolio, enhance underlying profitability, and bolster our agility in pursuing targeted growth initiatives. Additionally, the Hain Reimagined Program aims to fortify brand building and other critical capabilities essential for sustained future growth. In connection with the Hain Reimagined Program, the Company also reviewed and right sized its Corporate headquarters, which resulted in the closure of the Company’s former New York office and relocation to the Company’s New Jersey office.

The components of the productivity and transformation costs for which the Company adjusts are described further below:

•Consulting costs are primarily associated with strategy review, operating model design (including procurement/supply chain and working capital optimization) and project management support for the Hain Reimagined Program and similar discrete and well-defined initiatives in prior years.

•Employee-related costs represent severance, employee benefits and related costs associated with the elimination of positions whereby such roles will not be replaced or where the Company believes a change in personnel is necessary to execute its strategy.

•Restructuring and other costs include professional fees related to simplification of the Company’s legal entity structure which is an initiative undertaken directly in connection with the Hain Reimagined Program to save on ongoing legal entity management fees and expenses.

The following table and chart present a breakdown of the components of productivity and transformation costs.

	Consulting costs	Employee-related costs	Restructuring and other	Total
Q2 FY24	$4,454	$2,242	$173	$6,869
Q1 FY24	5,142	1,115	146	6,403
YTD FY24	$9,596	$3,357	$319	$13,272

Q4 FY23	$1,003	$273	$316	$1,592
Q3 FY23	2,538	1,181	214	3,933
Q2 FY23	300	652	33	985
Q1 FY23	—	772	2	774
FY23	$3,841	$2,878	$565	$7,284

Q4 FY22	$191	$1,365	$117	$1,673
Q3 FY22	667	892	121	1,680
Q2 FY22	1,372	767	108	2,247
Q1 FY22	2,448	832	(77)	3,203
FY22	$4,678	$3,856	$269	$8,803

As reflected above, adjustments taken for productivity and transformation costs have fluctuated greatly from period to period. Notably, from the start of fiscal 2022 through the first six months of fiscal 2023, there was a perceptible downward trend in adjustments taken for productivity and transformation costs, as the Company was in the process of winding down its restructuring activity under the leadership of the Company’s prior CEO, Mark Schiller, who departed in the second quarter of fiscal 2023. Subsequent to that time and in connection with transformation initiatives led by the Company’s current leadership team, including the Hain Reimagined Program which was announced in the first quarter of 2024, there has been a significant increase in productivity and transformation costs. In particular, the actions associated with the Hain Reimagined Program resulted in restructuring charges related to severance, contract termination costs, asset write-downs and other costs of $40.4 million in the first six months of fiscal 2024, which included $13.3 million of productivity and transformation costs. Although the Hain Reimagined Program is structured as a multi-year plan, we currently anticipate that the program will conclude by fiscal 2027 as publicly disclosed and that productivity and transformation costs will meaningfully decrease prior to that time. Due to the nature, magnitude and expected variability of these charges, the Company concluded that productivity and transformation costs related to the Hain Reimagined Program should be adjusted from its non-GAAP measures consistent with the Company’s Non-GAAP Policy since such charges are not indicative of the Company’s ongoing business and operations and such productivity and transformation costs are neither normal nor recurring.

Inventory Write-downs Related to Exited Categories

The Company acknowledges the Staff’s comment and respectfully proposes that the non-GAAP adjustment for “inventory write-downs related to exited categories” does not represent “usual, recurring, non-cash operating costs required to run a registrant’s business” as per guidance in Question 100.01.

The “inventory write-downs related to exited categories” are different from the regular, ordinary course inventory adjustments that the Company experiences, such as inventory failing to meet testing standards, losses due to manufacturing defects, damaged finished goods, write-downs of raw material, packaging and finished goods inventory due to obsolescence, and rationalization of certain products, etc. These types of inventory adjustments are a regular and essential aspect of the Company’s operations, are included in the cost of sales and are not excluded from our non-GAAP financial measures. Conversely, a category exit is expected to be permanent in nature, with the expectation that there will be no resumption of the business for the foreseeable future; these types of exiting actions may be accompanied by the impairment or disposal of certain dedicated production equipment or distribution footprint modifications. In connection with the Hain Reimagined Program, the Company is reviewing its product offerings and may exit certain brands or product categories within its brands as part of executing its “winning portfolio” strategy.

The non-GAAP adjustment for “inventory write-downs related to exited categories” recorded in the second quarter of 2024 related to the write-down of raw material and packaging inventory of categories where the Company made a full exit of substantially all product categories associated with the Queen Helene® brand. The only Queen Helene® product category that the Company does not plan to exit is the Body Moisturizer product category. The Company believes it was appropriate, and not misleading, to treat the charges incurred in fiscal 2024 as a non-GAAP adjustment consistent with its Non-GAAP Policy given the decision to permanently exit such product categories associated with the Queen Helene® brand in connection with the Hain Reimagined Program. Notably, during the same period, the Company recorded an ordinary-course inventory write-down related to the Queen Helene® Body Moisturizer product category that was not discontinued, which was not reflected as a non-GAAP adjustment.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 38
Staff Comment
2.We note you disclose the estimated fair values of your reporting units exceeded their carrying values. We also note the material intangible asset impairment charges you recorded during the year ended June 30, 2023, the significant goodwill balance at June 30, 2023, and the fact that net book value exceeds market capitalization. Please more fully explain to us how you determined the estimated fair values of your reporting units exceeded their carrying values. In addition, due to the significant goodwill balance at June 30, 2023, it appears reasonably possible that a goodwill impairment could materially impact your financial statements. Revise your future filings to address the following items.

•Disclose whether you performed additional impairment tests since the most recent annual impairments test and explain why or why not.
•Disclose the number of reporting units you have with goodwill and the numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test.
•Disclose the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit.
•Disclose the amount of goodwill allocated to each at risk reporting unit, including the amount of goodwill allocated to reporting units in which material intangible asset impairments were recorded.
•Describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined.
•Discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible, and disclose material changes in key assumptions during the periods presented and the reasons for the changes.
•Discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.
•Explain how you consider the difference between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.

Hain Celestial Response
The Company respectfully advises the Staff that it had five reporting units with goodwill that were tested for annual impairment at the beginning of the fourth quarter of 2023. We may perform a quantitative assessment to compare the fair value of a reporting unit to its carrying value or utilize a qualitative assessment as prescribed in ASC No. 350, Goodwill – Intangibles and Other (“ASC 350”), depending on facts and circumstances. After assessing the totality of events and circumstances such as those described in ASC 350-20-35-3C, we qualitatively concluded that it was not more likely than not that the fair value of the Ella’s Kitchen United Kingdom (“Ella’s”) reporting unit was less than its carrying amount and therefore we did not perform a quantitative goodwill impairment test for Ella’s. Accordingly, for the fiscal year ended June 30, 2023, we performed quantitative goodwill assessments for four of our reporting units, which were the U.S., United Kingdom, Europe and Canada.

Regarding the Ella’s qualitative assessment performed in the fourth quarter of fiscal 2023, the fair value of the Ella’s reporting unit significantly exceeded its carrying amount in its most recent fair value calculation. Since the most recent fair value calculation, the reporting unit has materially met or exceeded the net sales forecast used in the last discounted cash flow analysis. Further, we had not identified adverse changes to the industry in which Ella’s operates. We also considered macroeconomic conditions and cost factors, which indicated to us that the fair value of the reporting unit more likely than not was in excess of its carrying value. Additionally, there have been no material changes in Ella’s strategy (i.e., discontinuance of a major product line, etc.) that could call into question the validity of Ella’s future profitability.

Our quantitative assessments estimated the fair value for the other four reporting units utilizing a blended analysis of the following two valuation methods:

•Discounted Cash Flows (“DCF”) – an income approach for which fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The assumptions included in the income approach include projections of growth rates and profitability (primarily forecasted revenues and Adjusted EBITDA margins), estimated working capital needs, as well as the weighted average cost of capital (“WACC”), all of which require judgments by the Company.

•Guideline Public Company Methodology (“GPCM”) – a market-based approach that involves identification of business entities that have publicly traded securities, as well as business and financial risks, which are comparable to those of the reporting unit being valued. The pricing multiples of the selected public companies are then used to derive a market value for the owners’ capital of the Company under analysis.

The indicated value derived from each approach was considered in relation to the relative merits of each approach as well as the suitability of the information used and a weighting was applied in arriving at the fair value of the reporting units.

Income Approach

The inputs/assumptions utilized in the Company’s quantitative DCF analysis include:

•Projected Financial Information (“PFI”) – we held discussions with reporting unit management and our global financial, planning and analysis team, and corroborated certain data points with third-party evidence as deemed appropriate to gain comfort over the PFI provided for use in the DCF.

•Terminal/Long-term Growth Rates – represents the rate in which we expect the reporting unit to grow when it reaches a matured stage. Historical inflation rates in our industry have generally been approximately 2%. Therefore, we believe that use of a rate materially in line with the inflationary rate is appropriate and consider region or category specific adjustments if facts and circumstances warrant.

•Forecasted Capital Expenditures – estimates are based on capital expenditures required to support growth and were compared to historical average actual capital expenditures in the past three years to further corroborate the reasonableness of such forecasted capital expenditures.

•Tax Rates – amounts used in the analyses are consistent with expected future tax rates for the reporting units as determined by our tax team.

•Tax Depreciation and Amortization – forecasted amounts were provided by local management, with the support of their tax advisors in certain circumstances. To gain comfort over the reasonableness of forecasted tax depreciation and amortization, we inspected evidence of the tax basis related to the amortization of the assets as well as the local tax depreciation rules enacted in the respective jurisdictions.

•WACC – we internally calculate or may engage a third-party valuation specialist to assist in the determination of the WACC utilized in our goodwill impairment assessments, and to the extent we engaged a third-party, we performed validations/recalculations of key inputs into the WACC calculation to gain comfort over the WACC used.

Market-based Approach

In order to perform the GPCM assessment, the Company obtained current year and prior year EBITDA multiples for business entities that have publicly traded securities, as well as business and financial risks, which are comparable to those of the reporting unit being valued from a reputable third-party services company. The EBITDA multiples obtained were then multiplied by the current year and prior year Adjusted EBITDA of the reporting unit to determine the fair value of the reporting unit.

Identifying comparable companies is a key component of performing a quantitative goodwill impairment test under the market-based approach. Several sources of data were referenced to compile a list of publicly traded guideline companies with similar characteristics to those of the reporting units, including public filings, proprietary databases, and industry reports. From a list of potentially similar companies, a group of guideline companies was selected based primarily on (i) primary SIC Code; (ii) business description; (iii) region of operations; (iv) size; (v) financial condition; and (vi) reference to comparable companies used for benchmarking with respect to the Company’s executive compensation program, among other factors. Overall, the selected guideline companies were viewed to be reasonable as they operate within the same industry/sector and provide similar/comparable snacking and grocery products relative to the reporting units.

Other Assessment Considerations, Fiscal 2023 Test Conclusions and Fiscal 2024 Matters

The determination of a reporting unit’s carrying value is a critical component of the annual goodwill impairment test. We completed a detailed analysis of the carrying value of the net assets using the balance sheet of each reporting unit (as derived from our financial consolidation system), which are then reconciled to the consolidated financial statements. From there, certain adjustments to net assets were made for cash, intercompany balances and debt.

The Company respectfully advises the Staff that it performed an interim test of the goodwill attributed to the U.S. reporting unit as disclosed in Note 8 of its Quarterly Report on Form 10-Q for the period ended March 31, 2023, due to the factors triggering the interim impairment tests of ParmCrisps and Thinsters as discussed further in our response to comment #3. If future interim goodwill impairment tests are required to be performed, we will disclose the carrying amount of goodwill ascribed to the tested reporting unit in the Critical Accounting Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the applicable Quarterly Report on Form 10-Q. Since the fair values of all four reporting units that were quantitatively tested in the fourth quarter of 2023 (including the U.S. reporting unit) exceeded their carrying values by more than 15%, we did not consider those reporting units to be at risk of impairment, perform an interim impairment test or provide further disclosure.

ASC 350-20 addresses subsequent accounting for goodwill, including the requirement that goodwill should not be amortized but should be tested for impairment at least annually and more frequently if indicators of impairment exist. An entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. On a quarterly basis, we perform an assessment to determine whether such indicators of impairment exist. While the Company has performed interim impairment tests in the past, as noted above, we have not performed any interim goodwill impairment tests in fiscal 2024 because no indicators of impairment were present.

After performing the above-described quantitative and qualitative evaluations, we performed a market capitalization reconciliation to further corroborate the reasonableness of the fair values determined under the combination of the income and market approaches that were utilized. The enterprise value used for the market capitalization reconciliation was determined by multiplying the closing price of our stock as of both April 1, 2023 and June 30, 2023 by the number of shares outstanding and adjusted for the value of our debt and cash. We then compared the fair value of all reporting units to the adjusted market capitalization, noting an implied control premium of approximately 11% and about 25% as of April 1, 2023 and June 30, 2023, respectively. To support the reasonableness of the implied premium, we reviewed the implied take-over premiums for mergers and acquisitions of transactions involving public companies that operate within our industry. Further, based on discussion with our external valuation specialist and our own historical experience, we corroborated that an implied control premium of 20 – 30% is reasonable.

We monitor our market capitalization in connection with our quarterly closing and review procedures. We acknowledge the recent decline in our stock price and associated impact on our market capitalization analysis. We will disclose if additional interim tests of goodwill have been performed, including the related carrying values and percentages by which the estimated fair value exceeds the carrying value for any at risk reporting unit.

Proposed Disclosures

As noted above and should circumstances warrant, the Company will update its disclosure of “Critical Accounting Estimates – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the quarterly period ending March 31, 2024 and in subsequent filings to include the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit, the carrying amount of goodwill ascribed to each at risk reporting unit, including those in which material intangible asset impairments were recorded.

The Company proposes to provide the following updated disclosure of “Critical Accounting Estimates – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Annual Reports on Form 10-K:

Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually for impairment, or more often if events or changes in circumstances indicate that more likely than not the carrying amount of the asset may not be recoverable.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a two-step quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all reporting units and perform a two-step quantitative impairment test. The estimate of the fair values of our reporting units are based on the best information available as of the date of the assessment. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. We generally use a blended analysis of the present value of discounted cash flows and the market valuation approach. The discounted cash flow model uses the present values of estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and external economic factors in estimating our future cash flows. The assumptions we use in our evaluations include projections of growth rates and profitability, our estimated working capital needs, as well as our weighted average cost of capital. The market valuation approach indicates the fair value of a reporting unit based on a comparison to comparable publicly traded firms in similar businesses. Estimates used in the market value approach include the identification of similar companies with comparable business factors. These key assumptions are inherently uncertain and require a high degree of estimation and are subject to change based on, among others, industry and geopolitical conditions, our ability to navigate changing macroeconomic conditions and trends and the timing and success of strategic initiatives. Changes in economic and operating conditions impacting the assumptions we made could result in additional goodwill impairment in future periods. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

The Company completed its annual goodwill impairment analysis in the fourth quarter of fiscal 202X, in conjunction with its budgeting and forecasting process for fiscal year 202Y and concluded that no impairment existed at any of its reporting units.

As of June 30, 202X, the carrying value of goodwill was $[XXX] million, which was ascribed to five reporting units. For the fiscal 202X impairment analysis, the Company performed a quantitative assessment for four of its reporting units - the U.S., United Kingdom, Europe and Canada - and a qualitative assessment for the Ella’s reporting unit. The estimated fair value of each reporting unit exceeded its carrying value based on the analysis performed. Holding all other assumptions used in the 202X fair value measurement constant, a 100-basis-point increase in the weighted average cost of capital would not result in the carrying value of the reporting units to be in excess of the fair value.

During our annual impairment assessment and in subsequent interim quarters, we review events that occur or circumstances that change, including the macroeconomic environment, our business performance and our market capitalization, to determine if a quantitative impairment assessment is necessary. If assumptions are not achieved or market conditions decline, potential impairment charges could result. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, changes in discount rates based on changes in cost of capital (i.e., as a result of changes in interest rates or other conditions), lower than expected sales and profit growth rates, changes in industry EBITDA multiples, the inability to quickly replace lost co-manufacturing business, or the bankruptcy of a significant customer.

Indefinite-lived intangible assets consist primarily of acquired tradenames and trademarks. Indefinite-lived intangible assets are evaluated on an annual basis in conjunction with the Company’s evaluation of goodwill, or on an interim basis if and when events or circumstances change that would more likely than not reduce the fair value of any of its indefinite-life intangible assets below their carrying value. In assessing fair value, the Company utilizes a “relief from royalty payments” methodology. This approach involves two steps: (i) estimating the royalty rates for each trademark and (ii) applying these royalty rates to a projected net sales stream and discounting the resulting cash flows to determine fair value. If the carrying value of the indefinite-lived intangible assets exceeds the fair value of the assets, the carrying value is written down to fair value in the period identified.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 38

Staff Comment
3.We note the material intangible asset impairment charges you recorded during the year ended June 30, 2023 and also note the significant intangible asset balance at June 30, 2023. Please tell us and revise future filings to more fully explain the specific facts and circumstances, including a chronology of the events, that led to the impairments. In addition, given the continued significance of intangible assets, if it is reasonably possible that future additional impairments may materially impact your financial statements, revise future filings to quantify and identify brands at risk, discuss key assumptions used to estimate their fair value, and discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Hain Celestial Response

The Company respectfully advises the Staff that it performs an indefinite-lived asset impairment test annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. In accordance with ASC 350, we may first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If an entity elects to perform a qualitative assessment, it first shall assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. One procedure we perform during interim periods to determine whether indicators of impairment are present includes a comparison of net sales used in the most recent quantitative impairment tests to forecasted net sales for the same fiscal year (or balance of the fiscal year when performing an interim review) in order to identify brands for which the current fiscal year net sales are expected to be lower than the forecasted fiscal year net sales per the latest quantitative test. The performance of these brands is then reviewed by management to determine if the shortfall to forecasted net sales was related to events and circumstances that are expected to be temporary in nature, or if it was caused by more pervasive issue that could serve as in impairment indicator (e.g., loss of key customers, discontinuance of certain product categories within a brand, etc.). We use this risk-based approach to determine which brands we would quantitatively test for impairment, whether as part of fiscal year annual impairment testing or an interim period test. The Company’s 2023 annual impairment testing resulted in the recognition of impairment charges for the following indefinite-lived tradenames: Imagine®, Joya® and Queen Helene®. We acknowledge the Staff’s comment and will provide additional disclosure to specifically quantify and identify at risk intangible assets, as well as enhanced disclosures responsive to the Staff’s comment.

With regard to the interim period intangible asset impairment charges that were associated with the ParmCrisps® and Thinsters® brands and recognized in the third quarter of 2023, the following is the chronology of events:

•Both brands were acquired on December 28, 2021.

•During the first quarter of the Company’s fiscal 2023, the Company was informed by its largest customer that the Company’s branded cheese crisp product – ParmCrisps® – was no longer going to be purchased by the customer; at the time of the notification, the customer represented approximately 45% of annual gross sales for this product. While the ParmCrisps® branded cheese crisp product was the only ParmCrisps® product the Company sold to this customer, during the second quarter and into the third quarter of fiscal year 2023, the Company was in numerous discussions with the customer to maintain the existing product listings and in discussions with this customer and other customers to try to obtain new product listings, including running regional programs for the customer focusing on the ParmCrisps® seeds-based branded product, with the possibility of winning a national rotation. In the second quarter of fiscal 2023, we continued to monitor the customer relationship and refined a potential turnaround plan related to ParmCrisps®. In the third quarter of 2023 and following a CEO transition, the Company’s efforts with the customer were determined to be unsuccessful and new distribution opportunities had not materialized.

•In addition, in the third quarter of fiscal year 2023, there was also a confirmed significant loss in distribution of Thinsters® at another significant customer that represented approximately 15% of annual gross sales for the brand at that time.

•During the third quarter of fiscal year 2023, the Company further reduced its forecasted gross sales for ParmCrisps® and Thinsters® by 8% and 13%, respectively. The loss of these customers, as well as the significant reduction in overall forecasted brand sales, served as a triggering event to perform an interim impairment analysis of both tradenames during the third quarter of 2023, resulting in the recognition of impairment charges of $102.0 million and $8.5 million for the ParmCrisps® and Thinsters® trademarks, respectively.

The Company’s asset groups in the United States operating segment are its brands. As a result of the same factors triggering the interim impairment tests for the ParmCrisps® and Thinsters® trademarks discussed above, the Company completed interim impairment tests of the ParmCrisps® and Thinsters® asset groups, which were primarily comprised of amortizable customer relationships. The Company determined that the ParmCrisps® asset group’s carrying amount exceeded the estimated fair value. During the third quarter of 2023, the Company recorded non-cash impairment charges of $45.8 million to reduce the carrying value of the ParmCrisps® customer relationships, the primary asset in the asset group, to their estimated fair value. Impairment charges were recorded within intangibles and long-lived asset impairment on the Consolidated Statements of Operations. The fair value of the Thinsters® asset group exceeded its carrying amount by approximately 37%, resulting in no impairment. The assets are part of the North America reportable segment and had a remaining aggregate carrying value of $42.2 million as of June 30, 2023, and the definite lived assets within the ParmCrisps® asset group were $20.7 million.

As a result of the above-mentioned impairment charges, the Company also performed an interim period goodwill impairment test of the U.S. reporting unit. We completed the impairment test of goodwill in the U.S. reporting unit during the three months ended March 31, 2023 and concluded that the reporting unit’s estimated fair value exceeded its carrying amount. The fair value of the reporting unit was estimated using a combination of the income approach that utilized a DCF model and the GPCM market-based approach as discussed further in our response to Comment #2. The aforementioned impairments were ultimately disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2023.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Revenue Recognition, page 52
Staff Comment
4.We note you disclose your performance obligation is fulfilled when control passes to customers. Please revise future filings to clarify when control passes to customers as required by ASC 606-10-50-12(a).

Hain Celestial Response
The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure in its future filings to address the matter. We will update our disclosure to provide clarifying detail in accordance with ASC 606-10-50-12(a) as follows:

The Company recognizes revenue as performance obligations are fulfilled when control passes to customers, which is typically upon delivery of the products to its customers.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Revenue Recognition, page 52
Staff Comment
5.We note you disclose disaggregated revenue by geography in the segment footnote. Please explain to us your consideration of providing disaggregated revenue disclosures for major product lines/categories/brands and for sales channels pursuant to ASC 606-10-55-91(a) and (g).

Hain Celestial Response
As noted above, during the first quarter of fiscal year 2024, the Company initiated the Hain Reimagined Program, an initiative prompted by our then-new Chief Executive Officer. The primary objectives of this program are to optimize our portfolio, enhance underlying profitability, and bolster our agility in pursuing targeted growth initiatives. Additionally, the program aims to fortify brand building and other critical capabilities essential for sustained future growth. Historically, the Company operated within three broad product categories—namely, Growth, Fuel, and Simplify—and a strategic evaluation of this portfolio was a key component of the Hain Reimagined Program.
In September 2023, the Company announced the Hain Reimagined Program which highlighted reorganization of the Company’s portfolio around five consumer-centric global platforms: snacks, baby/kids, beverages, meal preparation, and personal care. The Company acknowledges that disaggregated product and services revenue disclosure is required under ASC 606-10-55-91(a) and (g) and ASC 280-10-50-40. The Company temporarily removed this disclosure as it was undergoing this review and commits to amend its future filings, beginning with our Quarterly Report on Form 10-Q for the period ending March 31, 2024, to include the following disclosure.

The Company’s net sales by product category are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2024	2023	2024	2023
Snacks	$ xxxx	$ xxxx	$ xxxx	$ xxxx
Baby/Kids	xxxx	xxxx	xxxx	xxxx
Beverages	xxxx	xxxx	xxxx	xxxx
Meal preparation	xxxx	xxxx	xxxx	xxxx
Personal care	xxxx	xxxx	xxxx	xxxx
	$ xxxx	$ xxxx	$ xxxx	$ xxxx

Consolidated Financial Statements
19. Segment Information, page 84
Staff Comment
6.Please revise future filings to provide the product and services revenue disclosures required by ASC 280-10-50-40 or explain why they are not provided. In this regard, we note that historically you have disclosed and discussed changes in sales attributable to various product lines/categories, including snacks, meat and dairy alternatives, tea, food, baby food, and personnel care, in MD&A.

Hain Celestial Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has incorporated its response within the response to comment # 5.

* * *
As requested by the Staff, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding these responses or other issues relating to this correspondence, please contact me at (631) 719-3633 or lee.boyce@hain.com.

Sincerely,

/s/ Lee A. Boyce
Lee A. Boyce Executive Vice President and Chief Financial Officer
cc: Kristy M. Meringolo, Chief Legal and Corporate Affairs Officer
Michael J. Ragusa, Senior Vice President and Chief Accounting Officer